January 15, 2013

Mr. Robert F. Telewicz Jr.

Division of Corporation Financial

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Cornerstone Core Properties REIT, Inc.

Form 10K for the year ended December 31, 2011

Filed on March 30, 2012

File No. 000-52566

Dear Mr. Telewicz:

We have received your letter dated December 20, 2012.

We agree with the guidance offered in the letter and will indeed expand the MD&A section in the 2012 Form 10K filing with respect to the Advisors debt obligation to the Company and its going forward impact upon our results from operations

Please confirm that this response satisfies your requirements and concludes the matters raised by the November 9, 2012 and December 20, 2102 comment letters.

Very truly yours,

Cornerstone Core Properties REIT, Inc.

/s/ Timothy C. Collins

Timothy C. Collins

Chief Financial Officer

cc: Deloitte, John Ruddell

cc: Duane Morris, David Kaufman

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